UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Butler, Samuel C.

   Cravath, Swaine & Moore
   825 Eighth Avenue - Worldwide Plaza
   New York, New York  10019
2. Issuer Name and Ticker or Trading Symbol
   Ashland Inc.
   ASH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   September 30, 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common Stock                 |      |    |                  |   |           |2,000 (1)          |D     |                           |
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Common Stock                 |      |    |                  |   |           |750 (2)            |I     |By Wife                    |
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Common Stock                 |      |    |                  |   |           |4,426              |D     |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Option (3)              |37.50   |     |    |           |   |7-28-|1-28-|Common Stock|1,000  |       |1,000       |D  |            |
                        |        |     |    |           |   |94   |04   |            |       |       |            |   |            |
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Option (3)              |33.00   |     |    |           |   |7-27-|1-27-|Common Stock|1,000  |       |1,000       |D  |            |
                        |        |     |    |           |   |95   |05   |            |       |       |            |   |            |
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Option (3)              |43.125  |     |    |           |   |7-30-|1-30-|Common Stock|1,000  |       |1,000       |D  |            |
                        |        |     |    |           |   |97   |07   |            |       |       |            |   |            |
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Option (3)              |52.75   |     |    |           |   |7-29-|1-29-|Common Stock|1,000  |       |1,000       |D  |            |
                        |        |     |    |           |   |98   |08   |            |       |       |            |   |            |
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Common Stock Units (4)  |1-for-1 |     |J   |935        |A  |     |     |Common Stock|935    |       |60,389      |D  |            |
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Explanation of Responses:
1. Represents shares of restricted common stock acquired pursuant to Ashland's stock incentive plans as approved by the shareholders and exempt under Rule
16b-3.
2. Owned by my wife. I hereby disclaim beneficial ownership of these shares.
3. Stock options (represents a right to buy Ashland Common Stock) granted pursuant to Ashland's Deferred Compensation Plan for Non-Employee
Directors.
4. Common Stock Units acquired pursuant to Ashland's Deferred Compensation Plan for Non-Employee Directors as of September 30, 2000 and includes transactions occurring on or after June 30, 2000, payable in cash or stock upon termination in service, and exempt under Rule 16b-3. The price range on applicable dates has varied from $32.813 -
$35.750.
SIGNATURE OF REPORTING PERSON
Samuel C. Butler
DATE
October 25, 2000